Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

Contingent Upside Participation Market-Linked Notes Linked to SPX

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying index:	S&P 500® Index (ticker: "SPX")
Stated principal amount:	$1,000 per security
Pricing date:	November 17, 2022
Issue date:	November 22, 2022
Valuation date:	November 17, 2023
Maturity date:	November 22, 2023
Payment at Maturity:	For each note you hold at maturity, the $1,000 stated principal amount *plus* the note return amount, if any

Note return amount:	• If a knock-out event occurs: knock-out return
	• If a knock-out event does not occur and:
	  • The final index level is greater than the initial index level: $1,000 × the index return × the upside participation rate
	  • The final index level is equal to or less than the initial index level: $0

Knock-out event:	A knock-out event will occur if the final index level is equal to or greater than the knock-out level
Knock-out return:	$54.00 per note*
Knock-out level:	115.00% of the initial index level
Initial index level:	The closing level of the underlying index on the pricing date
Final index level:	The closing level of the underlying index on the valuation date
Upside participation rate:	100.00%
Index return:	(i) The final index level *minus* the initial index level, *divided by* (ii) the initial index level
CUSIP / ISIN:	17330YKA7 / US17330YKA72
Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/200245/000095010322019821/dp184522_424b3-us2209702.htm

* The actual knock-out return will be determined on the pricing date.

** The hypotheticals assume that the knock-out return will be set at the lowest value indicated in this offering summary.

Hypothetical Payment at Maturity**


$2,000
$1,750
$1,500
$1,250
$1,149.99
$1,000
$750
$500
$250
$0
Payment at Maturity per $1,000 Stated Principal Amount
$1,000.00 stated principal amount
$1,054.00 ($1,000.00 plus the knock-out return)
15.00%
-100% -80% -60% -40% -20% 0% 20% 40% 60% 80% 100%
Index Return

Hypothetical Index Return	Hypothetical Note Return	Hypothetical Payment at Maturity
100.00%	5.40%	$1,054.00
75.00%	5.40%	$1,054.00
50.00%	5.40%	$1,054.00
25.00%	5.40%	$1,054.00
15.00%	5.40%	$1,054.00
7.00%	7.00%	$1,070.00
5.00%	5.00%	$1,050.00
0.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-25.00%	0.00%	$1,000.00
-50.00%	0.00%	$1,000.00
-75.00%	0.00%	$1,000.00
-100.00%	0.00%	$1,000.00

Selected Risk Considerations • You may not receive any positive return on your investment in the notes or may receive a positive return limited to the knock - out return. If a knock - out event has not occurred and the final index level is equal to or less than the initial index level, you will be repaid only the stated principal amount of your notes at maturity. In addition, if a knock - out event has occurred, your return will be limited to the knock - out return, regardless of the performance of the underlying index from the initial index level to the final index level. As the notes do not pay interest, there is no assurance that your total return on the notes will be as great as could have been achieved on a conventional debt security of ours of comparable maturity. The notes are not appropriate for investors who require interest payments or the certainty of a positive return on their investment . • Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying index. • Your payment at maturity depends on the closing level of the underlying index on a single day. • The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes. • Sale of the notes prior to maturity may result in a loss of principal. • The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated val ue of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement. • The value of the notes prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have conflicts of interest with you. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 255302 and 333 - 255302 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.